BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358, of January 3, 2002, announces the following to its shareholders and to the market in general:

In a report released yesterday, September 19, 2017, the international risk rating agency Fitch has downgraded the Company's global corporate rating to "BBB-" with a stable perspective. Nonetheless, BRF maintains its investment grade and positions itself two notches above the foreign currency sovereign rating, reinforcing the agency's view that BRF maintains its liquidity adequate, and improving operating performance in the second half of 2017 and during the year 2018.

São Paulo, September 20, 2017

Pedro de Andrade Faria
Chief Executive, Finance and Investor Relations Officer